Exhibit 99.1

Hepsiburada Announces Changes in the Executive Management Team

ISTANBUL, Dec. 22, 2021 /PRNewswire/ -- D-MARKET Electronic Services & Trading ("Hepsiburada", or the "Company"), a leading Turkish e-commerce platform, today announced certain organizational and management changes.

To enable further organizational efficiencies, Hepsiburada has taken the decision to make the following organizational changes in the Company’s executive management team:

•	To streamline marketing and growth efforts under a unified marketing organization, Ender Özgün, current Chief Marketing Officer, will also assume the responsibility for the data and growth functions, effective as of December 31, 2021.

Hepsiburada would like to thank Furkan Anarat, former Chief Growth & Data Officer, who decided to pursue another career opportunity. Mr. Anarat has contributed significantly in building a world-class growth engine and has ensured a smooth transition to the unified marketing organization under Mr. Özgün.

•	To sharpen its continued progress in robust logistics capabilities, Mehmethan Yallagöz, current managing group director of HepsiJet, will be appointed as Chief Logistics Officer (“CLO”), effective as of December 31, 2021. Mr. Yallagöz's strong past performance and experience in cargo delivery and warehouse operations at Hepsiburada and leadership role at HepsiJet well position him as the CLO, leading all the logistics efforts in cargo and warehouse operations including last-mile and fulfillment functions. The role of Chief Operations Officer will be replaced by the CLO and any non-logistics related responsibilities under former Chief Operations Officer will be covered by other relevant functional leaders.

Hepsiburada would like to thank Taner Timirci, former Chief Operations Officer, who decided to pursue another career opportunity. Mr. Timirci has been instrumental in establishing Hepsiburada’s robust logistics network over the years.

•	Hepsiburada also would like to thank Mutlu Erturan, Chief Business Officer (“CBO”), who decided to pursue another career opportunity. Effective as of December 31, 2021, the responsibilities of the CBO role will be merged and streamlined under the Chief Strategy Officer role.

The Company remains committed to operating in a streamlined organizational structure and attracting and developing world-class talent while evolving its team for best-in class execution.

Ender Özgün has served as Chief Marketing Officer (CMO) since July 2021. Prior to Hepsiburada, Mr. Özgün worked in various positions at Vodafone Turkey, most recently as Corporate Sales Director, where his work focused on digital transformation, growth and value management, and segment strategies. He began his business career in 2005 at Procter & Gamble, where he held various managerial roles in the marketing department and focused on brand management, customer understanding, and communications strategy and execution. He holds an MBA in Brand Management and Marketing Strategies from Bahçeşehir University in Istanbul and degrees in Industrial Engineering and Civil Engineering from Bosphorus University in Istanbul.

Mehmethan Yallagöz, the Company’s new CLO, has served as the HepsiJet Managing Group Director since 2019. Prior to this role, he served as Logistics Group Director of Hepsiburada, having joined the Company in 2017. Prior to Hepsiburada, Mr. Yallagöz worked for Markafoni (an e-commerce company) as the logistics operations group director and for Yurtiçi Kargo (logistics firm) as the audit vice president and investigator. He advised several companies through his own logistics consultancy firm on logistics, parcel shipments and warehousing. He holds a Bachelor's degree in Business Administration from Uludağ University.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop ‘Super App’ to cater to our customers’ everyday needs and to help make people’s daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through Hepsiburada’s embedded digital wallet, HepsiPay. As at the end of September 2021, we had seamlessly connected 39.6 million members and approximately 67 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, Hepsiburada is committed to meaningful action to empower women. Through its ‘Technology Empowerment for Women Entrepreneurs’ program, Hepsiburada reached over 24,000 female entrepreneurs across Turkey to date.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995 that reflect the current views of the Company about future events and financial performance, including but not limited to statements regarding organizational changes and the anticipated impact of such managerial changes on Hepsiburada and its ability to achieve the anticipated managerial efficiencies as a result of the these changes. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, statements in this announcement regarding our strategic and operational plans contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with our initial public offering, and in particular the “Risk Factors” section of our Registration Statement on Form F-1 (File No.333-256654) as filed with the SEC. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events.

Investor Contact

Helin Celikbilek, Investor Relations Director

ir@hepsiburada.com

Media Contact

Cem Tanır, Corporate Communications Director

corporatecommunications@hepsiburada.com

Brunswick Group

hepsiburada@brunswickgroup.com